March 20, 2015

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: HealthSouth Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 16, 2015
File No. 001-10315

Dear Mr. Riedler:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated March 19, 2015 (the “Comment Letter”) to the undersigned regarding the above-referenced preliminary proxy statement on Schedule 14A. HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraph and heading below corresponds to that used in the Comment Letter. The text of the Staff’s comment appears in bold, and HealthSouth's response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the above-referenced preliminary proxy statement on Schedule 14A.

1. Proposal 3, page 12

1. We refer to the proposed amendment to your bylaws providing that the Delaware Court of Chancery be the exclusive forum for certain types of legal actions. Please revise to highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.
Response

In our Definitive Proxy Statement to be filed on or about April 6, 2015, we will revise our disclosure related to Proposal 3 by inserting the following as the fifth paragraph under the caption “Background and Reasons for the Proposal”:

“Although our board believes the proposed Section 7.5 is in the best interests of the Company and its stockholders, we are aware that certain stockholders and their counsel may take the view that there are disadvantages to it. For example, some stockholder plaintiffs and their counsel may prefer to litigate certain Delaware law matters against directors, officers or other employees in a forum outside of Delaware perceived to be more advantageous. By potentially limiting the ability of those plaintiffs to file such lawsuits in the forum of their choosing, the proposed Section 7.5 could discourage one or more stockholder plaintiffs from filing such lawsuits.”

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 967-7116.

Sincerely,
/s/ John P. Whittington
John P. Whittington Executive Vice President, General Counsel and Corporate Secretary